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                              MONTY R. STANDIFER
                               4032 PIRATES BEACH
                             GALVESTON, TEXAS 77554


January 17, 2001



Mr. Carson Thompson
Chairman of the Board
PawnMart, Inc.
6300 Ridglea Place, Suite 724
Fort Worth, TX 76116

Dear Carson:

After carefully considering all the circumstances surrounding PawnMart and the changes that the company needs to make to restructure various aspects of the business for the future, I believe it is in the best interests of the shareholders that I resign from the Board of Directors to enable you to bring others on the board who may have a different skill set or more experience in these matters than myself. Therefore, I would ask that you accept this letter of resignation effective immediately.

My participation on the board with you and the other members has been enjoyable and fulfilling. I want to wish the very best to you and the other employees of PawnMart. If there are any matters in the future where you feel my consultation would be beneficial, please let me know.

Sincerely,


/s/ MONTY STANDIFER


Monty Standifer